Exhibit 3.1

Execution Copy

CERTIFICATE OF DESIGNATIONS, RIGHTS AND

PREFERENCES OF THE SERIES A PREFERRED STOCK

OF

SFX ENTERTAINMENT, INC.

TO BE DESIGNATED

SERIES A PREFERRED STOCK

SFX Entertainment, Inc., a Delaware corporation (the “Corporation”), pursuant to the authority conferred on the Board of Directors of the Corporation (the “Board of Directors”) by its Certificate of Incorporation, and in accordance with the provisions of Section 151 of the Delaware General Corporation Law (“DGCL”), certifies that the Board of Directors duly adopted the following resolution by unanimous written consent dated September 17, 2015, providing for the establishment and issuance of a series of Preferred Stock, par value $0.001 per share, to be designated “Series A Preferred Stock” and to consist of 540 shares as follows:

RESOLVED, that, pursuant to the authority expressly granted and vested in the Board of Directors in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be and hereby is established, consisting of 540 shares, to be designated “Series A Preferred Stock” (the “Series A Preferred Stock”); the Board of Directors be and hereby is authorized to issue such shares of Series A Preferred Stock from time to time and for such consideration and on such terms as the Board of Directors shall determine; and subject to the limitations provided by law and by the Certificate of Incorporation, the powers, designations, preferences and relative, participating, option or other special rights of, and the qualifications, limitations or restrictions upon, the Series A Preferred Stock shall be as follows:

Section 1.                                           Designation and Amount.  The shares of such series shall be designated as “Series A Preferred Stock.”

Section 2.                                           Dividends and Distributions.

(A)                               From and after the Date of Issuance of any shares of Series A Preferred Stock through the Accretion Target Date (as defined below), cumulative dividends on such shares of Series A Preferred Stock shall accrue, whether or not declared by the Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis at the rate of 29.5% per annum on the sum of the Liquidation Value thereof plus all accrued and accumulated dividends thereon.  The “Accretion Target Date” shall be the first date upon which the aggregate Liquidation Value and accrued and accumulated dividends on the outstanding shares of Preferred Stock is equal to $53,000,000.  From and after the Accretion Target Date, cumulative dividends on the outstanding shares of Series A Preferred Stock shall accrue, whether or not declared by the Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis at the rate of 9.0% per annum on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon.

Dividends accrued and accumulated prior to the Accretion Target Date shall not be paid until after the Accretion Target Date.  Dividends accrued and accumulated after the Accretion Target Date shall be paid in cash or, with the consent of the holders of a majority of the Series A Preferred Stock, shares of Common Stock (as defined below) with a value equal to the dividends then due (valued at the last reported bid price of the Common Stock on the day immediately preceding the date on which such dividend payment becomes due), on the last day of March, June, September and December of each calendar year (each such date, a “Dividend Payment Date”).  Notwithstanding anything in this Section 2(A) to the contrary, if any issuance of Common Stock pursuant to this Section would, in the good faith judgment of the Corporation, require shareholder approval pursuant to NASDAQ Stock Market, Equity Rule 5635, then the number of shares to be issued shall be reduced to a number of shares of Common Stock equal to 19.99% of the total number of shares of Common Stock outstanding as of the date of applicable calculation.  Unless the prior written consent of holders of a majority of the shares of Series A Preferred Stock is obtained, all accrued and accumulated dividends on the shares of Series A Preferred Stock shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions, repurchases or redemptions are made, on or of any Junior Securities.  “Liquidation Value” means, with respect to any share of Series A Preferred Stock on any given date, $100,000.00.  “Date of Issuance” means, for any share of Series A Preferred Stock, the date on which the Corporation initially issues such share (without regard to any subsequent transfer of such share or reissuance of the certificate(s) representing such share of Series A Preferred Stock). “Junior Securities” means, collectively, the common stock, par value $0.001 per share (the “Common Stock”) of the Corporation and any other class of equity securities of the Corporation that is junior to the Series A Preferred Stock (either as to dividends or upon liquidation, dissolution or winding up).  “Series B Preferred Stock” means, collectively, the shares of Series B Preferred Stock of the Corporation issued on September 16, 2015.

(B)                               Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued and accumulated with respect to the Series A Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued and accumulated but unpaid dividends on the shares of Series A Preferred Stock held by each such holder.

Section 3.                                           Voting Rights.  The holders of Series A Preferred Stock shall have no voting rights other than those voting rights prescribed by law or set forth in this Certificate of Designations, Rights and Preferences.

Section 4.                                           Certain Restrictions.

(A)                               Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not earned or declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not, without the prior written consent of holders of a majority of the shares of Series A Preferred Stock:

(i)                                     declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any Junior Securities, other than in accordance with and pursuant to definitive agreements in effect prior to the first Date of Issuance hereunder;

(ii)                                  declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii)                               redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of Junior Securities.

(B)                               The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under Paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

(C)                               Other than the Series B Preferred Stock, the Corporation shall not, without the prior written consent of holders of a majority of the shares of Series A Preferred Stock, create, authorize or issue any shares of stock ranking on a parity with, or senior to, in each case either as to dividends or upon liquidation, dissolution or winding up, the Series A Preferred Stock.

Section 5.                                           Reacquired Shares.  Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 6.                                           Liquidation, Dissolution or Winding Up.

(A)                               In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidation”), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all shares of Series A Preferred Stock held by such holder, plus all unpaid accrued and accumulated dividends on all such shares (whether or not declared).

(B)                               If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the shares of Series A

Preferred Stock the full preferential amount to which they are entitled under Section 5, (a) the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of shares of Junior Securities.

(C)                               In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board of Directors approves such action, or no later than ten (10) days of any stockholders’ meeting called to approve such action, or within ten (10) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series A Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders of shares of Series A Preferred Stock upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of shares of Series A Preferred Stock of such material change.

(D)                               Without the written consent of the holders of all the outstanding shares of Series A Preferred Stock, the Corporation shall not consummate any voluntary Liquidation of the Corporation unless the holders of Series A Preferred Stock receive cash, new securities or other property contemplated in connection therewith by this Section 6.

(E)                                The Corporation shall not consummate any voluntary Liquidation of the Corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later; provided, that any such period may be shortened upon the written consent of the holders of all the outstanding shares of Series A Preferred Stock.

Section 7.                                           Certain Transactions.

(A)                               The Corporation shall not enter into, consummate, approve or recommend any proposed transaction (or any agreement with respect thereto) that results or would result in a Change of Control unless (i) either (x) such transaction is approved by a vote, or by consent, of the holders of a majority of the outstanding shares of Series A Preferred Stock, or (y) the acquiror in such Change of Control (the “Acquiror”) agrees to purchase each share of Series A Preferred Stock then outstanding for cash at the Liquidation Value of each such share of Series A Preferred Stock, plus all unpaid accrued and accumulated dividends on such share (whether or not declared) and (ii) any such Change of Control is conditioned upon the consummation of such purchase by the Acquiror and such purchase shall occur simultaneously with the consummation of the Change of Control.

(B)                               For purposes hereof, “Change of Control” means (i) any “person” (as such term is used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) (other than Robert Sillerman and his affiliates) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the then outstanding securities of the Corporation; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Corporation becomes a subsidiary of another corporation and in which the stockholders of the Corporation, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the parent corporation would be entitled in the election of directors; or (ii) the consummation of (1) a merger or consolidation of the Corporation with another corporation or other entity where the stockholders of the Corporation, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the surviving corporation or other surviving entity would be entitled in the election of directors; or (2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Section 8.                                           Fractional Shares.  Series A Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, and participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

Section 9.                                           Ranking.  With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all shares of the Series A Preferred Stock shall rank senior to all Junior Securities and junior to the Series B Preferred Stock.

Section 10.                                    General.  Notwithstanding anything to the contrary herein, any obligation of the Corporation to take any action specified herein with respect to shares of Series A Preferred Stock in the event of a Liquidation or Change of Control shall be subject to the prior compliance by the Corporation of any obligation it then has to make a Change of Control Offer (as defined in Section 4.11 of the Indenture dated as of February 4, 2014 among the Corporation, the Guarantors named therein and U.S. Bank National Association, as Trustee and Collateral Agent), it being understood that nothing in this Section 10 shall relieve the Corporation of its obligations under Section 7 subject to compliance with such Indenture on the earliest date practicable.

Section 11.                                    Amendment.  At any time any shares of Series A Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be further amended, by merger, consolidation or otherwise, in any manner which would alter or change the powers, preferences or rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Series A Preferred Stock, voting separately as a class.

IN WITNESS WHEREOF, we have executed and subscribed this Certificate of Designations, Rights and Preferences and do affirm the foregoing as true under the penalties of perjury this 17th day of September, 2015.

SFX ENTERTAINMENT, INC.

By:	/s/ Richard Rosenstein
	Name:	Richard Rosenstein
	Title:	Chief Financial Officer